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YM BIOSCIENCES AND ONCOSCIENCE REPORT RESPONSE RATE OF 35.3% IN PEDIATRIC GLIOMA

- TheraCIM h-R3 (nimotuzumab) Phase II Results Presented at European High Grade Glioma Conference -

MISSISSAUGA, Canada - February 28, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA) today announced that it has been advised by its European partner, Oncoscience AG, that a Phase II trial in children with brain cancer (glioma) utilizing the EGF receptor monoclonal antibody TheraCIM h-R3 (nimotuzumab, “Theraloc” in Europe) as a monotherapy achieved a response rate of 35.3%.

Six of the 17 children who were fully evaluable at the time of the conference were reported to have demonstrated either stable disease or a partial response.

Of the six, four were identified by investigators to have been suffering from pontine glioma (diffuse intrinsic brain stem glioma) - a form of the disease that is particularly aggressive and generally untreatable.

No skin toxicity or allergic reactions were reported, consistent with all the previous trials conducted with TheraCIM h-R3.

These results were formally presented on February 25th, 2005 at the “European High-Grade Glioma Meeting” in Regensburg, Germany and a conference call to discuss these data will be held today at 1:00pm EST.

Phase II Trial Results

The trial included 20 children who had been treated surgically for their glioma and had also received radiation and mono chemotherapy or combination chemotherapy treatment. They were entered into the trial when all prior treatments had failed and progression had been documented by MRI assessment. One child was determined to be ineligible and was withdrawn. The trial’s protocol required the trial to stop for futility if no patients responded to the treatment with h-R3; to continue as monotherapy if two patients responded, and to stop for success if at least three patients responded to treatment with the antibody.

At the time of the conference, 17 of the 19 patients were available for evaluation at eight weeks after induction therapy. Response was documented by MRI in week eight and 21 after the start of therapy and evaluated centrally using the RECIST criteria. Of the six children (35.3%) in the trial who were reported to have responded to treatment, five had stable disease and one was evaluated as a partial response. Of the six patients diagnosed with intrinsic pons glioma at primary tumour diagnosis, four children (66%) responded to treatment with the antibody.

One of the inclusion criteria was that patients had a minimum expected lifespan of four weeks. The survival noted in the responding patients at the time of the report were respectively: >8.0; 5.0; >4.0; >3.5; >3.0; and 1.3 months, in contrast to the non-responders who had a median and average lifespan of 1.15 months with a range of 0.3-2.0 months.

No skin toxicity or allergic reactions were reported. No severe hematological or non-hematological side effects associated to the h-R3 antibody were noted and no side effects were noted in 95% of patients. The trial was conducted at seven of the 52 hospitals that compose the BFM (Berlin, Frankfurt and Münster) Group of hospitals in Germany. The principal investigator was Prof. Dr. U. Bode, Department of Pediatric Hematology/Oncology, University of Bonn.

The positive results of the trial permit Oncoscience to apply for an IND to conduct a pivotal trial testing the combination of the h-R3 antibody with radiation against radiation alone for the first line treatment of pediatric glioma. If approved, the pivotal trial could start in Q2/2005, possibly include up to 100 patients and possibly recruit all patients within 12 months following initiation.

TheraCIM h-R3/Theraloc/nimotuzumab is a humanized monoclonal antibody licensed from CIMAB S.A., the corporation representing the Center of Molecular Immunology in Havana.

YM and Oncoscience AG will host a teleconference on the data presented at the European High-Grade Glioma Meeting on Monday, February 28, 2005 at 1:00pm EST which may be accessed by calling +1-416-695-7860 (from Europe) or 1-800-565-5185 (in North America) and utilizing the participant code 261890.

About Oncoscience AG

Oncoscience AG is a private biotech company based in Germany and is focused in Oncology (Theraloc), Organ Transplantation (Lifor) and Tumor Banking including research in the Genome/Proteome field.

About YM BioSciences

YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial demonstrated a substantial increase in survival in the same indication for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, which demonstrated that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing the EGFr humanized monoclonal antibody described above and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com